Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: November 8, 2021

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On November 8, 2021, Banco Inter S.A., a Brazilian corporation (“Inter”), made available on its website a presentation that will be used in connection with its corporate reorganization (Exhibit I hereto). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translation into English of the above-mentioned document is attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter Platform may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate , project , anticipate , plan , believe , may , expectation , anticipate , intend , planned , potential , could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

[Remainder of page intentionally blank]

Confidential Project 77: Investor Presentation November, 2021

Disclaimer This presentation is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. this presentation does not constitute, and may not be relied in any manner as legal, tax, investment, regulatory, accounting or other advice on, about or in relation to Inter Platform, Inc. or Inter, nor does this constitute any recommendation regarding any securities. This presentation is being made in connection with a proposed corporate reorganization involving Inter Platform, Inc. and Banco Inter S.A. (“Inter”). In connection with the corporate reorganization, Inter Platform, Inc. has filed with the SEC a registration statement on Form F-4 for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION. The registration statement on form F-4 and the related prospectus, as well as other filings containing information on Inter Platform and the Corporate Reorganization, are available free of charge at the SEC’s website (www.sec.gov). This presentation contains forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; expectations related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expectation”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed transaction, including the timing. These forward-looking statements are based on Inter Platform’s and Inter’s expectations about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. 2

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

Inter proposed a corporate restructure with the purpose of listing on Nasdaq ; Banco Inter common shares, preferred shares and units are currently trading on the São Paulo Stock Exchange, B3 S.A. - Brasil, Bolsa, Balcão (“B3”) ; Inter Platform, Inc. (“Inter Platform”) Class A Common Shares will be listed on Nasdaq and BDRs will be listed on B3 ; Inter Platform Class B Common Shares are entitled to 10 votes per share, while the Inter Platform Class A Common Shares are entitled to one vote per share. The Inter Platform Class B Common Shares will be held by Banco Inter controlling shareholders. Inter Platform Class B Common Shares will not be listed on any exchange ; Banco Inter will become an indirectly wholly owned subsidiary of Inter Platform ; At closing, Banco Inter Shareholders will receive Inter Platform BDRs, representing one Inter Platform Class A Common Share for each unit of Banco Inter, or every 3 common and/or preferred shares. After closing, shareholders may cancel their BDRs at anytime and receive Class A Shares. ; Banco Inter Shareholders could also opt to be cashed out (economic value determined pursuant to PwC – independent appraiser) ; The transaction requires a simple majority shareholder approval at an extraordinary general meeting (quorum required: 1st call: 2/3 of total capital and 20% of float) of the outstanding Banco Inter Shares (not including the Banco Inter Shares held by the controlling shareholders, their related parties, management of Banco Inter or by SoftBank) Transaction overview and key steps 4

Transaction overview and key steps Merger of Shares Banco Inter and HoldFin and Share Redemption ; Each Banco Inter Share issued will be automatically contributed into HoldFin in exchange for newly issued mandatorily redeemable preferred shares of HoldFin ; HoldFin will redeem all its shares and deliver one Inter Platform BDR or pay the applicable cash consideration to each holder according to its preference ; All shareholders will maintain the same economic power as before the transaction 5

Strengthening its position as a global technology company in the financial sector, increasing its competitiveness with other global financial institutions and e-commerce platforms 1 Opening of new markets and access to opportunities, supporting the acceleration of the group's international expansion plans, enabling the expansion of the customer base, services and the offer of products 2 Greater access to the global capital market via a new listing with a more efficient capital structure, allowing for an increase in Inter's investment capacity and growth in all business lines 3 Potential for expansion and diversification of the investor base, increasing Inter's liquidity and making it more attractive 4 Repositioning of Inter, enabling its involvement in future international market opportunities, such as acquisition of strategic assets, consolidation and business combinations 5 6 Transaction unlocks value for all stakeholders

1.3% 1.2% 1.2% 1.1% XP Stone PAGS Inter LatAm Tech US Listed vs B3 Tech Capital Structure More Liquidity Current Structure Post Transaction Controlling Shareholders Stake Additional Capacity to Raise Capital Without Change of Control (1) Voting: Economic: 53.4% 31.5% Sources: Company’s website and Factset on October 18th, 2021. Considers R$43.80 per unit and FX R$5.53 per US$1.00 (1) Considers Inter’s current market cap of US$7.0bn (2) Change of control means reduction of controlling shareholders’ voting power to less than 50%. Maximum capital raised calculated based on public information considering the emission of new shares up to controlling shareholders have 50% + 1 voting power. Considers post transaction, controlling shareholders will receive 10x1 supervoting shares and all other ON, PN and unit holders will receive Class A Common Shares (3) Inter’s ADTV considers BIDI11 shares (4) Latam US Tech Listed Considers: Stone, Meli, Pags, XP. BR Tech Considers: Magalu, Totvs, Locaweb, Boa Vista, Infracommerce, Cielo, Meliuz, Intelbras, Bemobi,Enjoei, Modal, Mosaico, Getninjas, Positivo, Americanas 569mm USD Controlling Shareholders Stake Additional Capacity to Raise Capital Without Change of Control (1) Voting: Economic: ~82.1% ~31.5% ~19.7bn USD Average: 1.2% LatAm Tech US listed companies have better liquidity ADTV 90D / Free Float EV/Sales NTM LatAm Tech US listed companies have better rating ~35x 8.7x 3.1x 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x 14.0x 16.0x 18.0x Oct-20 Dec-20 Feb-21 Apr-21 Jun-21 Aug-21 LatAm US Tech Listed B3 Tech 112 160 112 62 ADTV 90D (US$mm) 7 Main benefits unlocked by the transaction

# The transaction has been extremely well received by the market

"The Nasdaq listing increases the potential for expansion and diversification of the investor base, increases Inter's liquidity, as well as enabling Inter to participate in international opportunities such as the acquisition of strategic assets, consolidation and business combinations."

*News run*
*November 3rd, 2021*

"Inter also getting closer to US listing (...) All in, our first read on the move is positive (...) To us, Inter has proven its ability to innovate and move quickly. In Brazil, it is very likely already the best/most complete platform for individuals. So, why not replicate that in the US? "

*Wall Street Research*
*August 27th, 2021*

"Today's announcements reinforce our positive view on the investment case (...) The future listing of Inter's platform in the US is also key, as it gives the Menin family more "dilution" power in order to keep control if further follow-ons (and M&As) are needed. All in all, we find the events reinforce our positive view on the investment case (...)"

*Wall Street Research*
*May 24th, 2021*

| Corporate Reorganization Material Facts - Release | Daily Stock Performance | Weekly Stock Performance |
|---|---|---|
| November 2nd, 2021 | +5.4% | n.a. |
| October 7th, 2021 | +12.1% | +9.3% |
| May 24th, 2021 | +24.8% | +1.6% |

Sources: Company's website, Wall Street Research and News run

8

# Proposed transaction structure

## Corporate Structure Today



Hottaire
Costellis
(Controlling Shareholders)
Softbank
Inter Plat.
(Cayman)
Offshore
Brazil
100%
HoldFin
Free Float B3
Banco Inter
B3 Listed

## Step 1: Merger of Shares



Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A
Shares
Class B
Shares
Inter Plat.
(Cayman)
New LLC
(Delaware)
Class A
BDRs
Offshore
Brazil
Free Float B3
HoldFin
Merger of
Shares
100%
Free Float B3
Banco Inter

## Step 2: Redemption



Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A
Shares
Class B
Shares
Free Float US
Inter Plat.
(Cayman)
New LLC
(Delaware)
Offshore
Brazil
Free Float BDR - B3
HoldFin
Former Banco Inter
Shareholders (cash out)
Redemption
100%
Free Float B3
Banco Inter
Redemption of HoldFin Redeemable
Shares

## Final Structure



Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A
Shares
Class B
Shares
Free Float US
Inter Plat.
(Cayman - NASDAQ Listed)
New LLC
(Delaware)
Offshore
Brazil
100%
Free Float BDR - B3
HoldFin
100%
Banco Inter
(Non listed Company)

### The Proposed Transaction:

- The Proposed Transaction will consist of two steps:

1. Each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for newly issued mandatorily redeemable preferred shares of HoldFin, as shown below the Exchange Ratios.
2. Banco Inter will become a wholly owned subsidiary of HoldFin.
3. HoldFin will redeem all of its Class A Redeemable Shares and deliver one Inter Platform BDR to each holder.
    1. The BDRs may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares.
    2. Holders who choose to receive the cash option will be paid.

### Exchange Ratios:

- 1 BDR = 3 (1:3) Banco Inter Shares (ON/PN)
- 1 BDR = Banco Inter Unit (1:1)
- Cash-out = R$45.84 per unit or R$15.28 per share

9

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

0.006 0.012 0.080 0.379 1.5 4.1 8.5 13.0 Jan-15 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Sep-21 Launch of the Inter protection platform (insurance) Connecting Stone’s merchants to Intershop 100% Free and Digital Checking Account Launch of the Super App Launch of the Open Investment Platform +1,516% since IPO IPO 2nd Follow-On 3rd Follow-On # of Digital Accounts (mm) Inter Share Price Performance (Base 100) IBOV +34% Launch of the WIN segment (clients with over R$1MM invested) 1st Follow-On 14.0 Start of Mastercard Credit Card Operations 2016 2015 Initial Public Offering Apr 2018 Dec 2018 Nov 2019 Jul 2020 Jun 2021 USEND acquisition will Speed-Up the Internationalization Process Aug 2021 Brand Change for Banco Inter Jun 2017 Liberty Partnership for Greater Insurance Product Offering Nov 2017 Apr 2020 Sources: Company’s Managerial Reports and Factset on October 18th, 2021 11 A journey of solving Brazilians’ everyday problems Since inception empowering clients and giving them what they need

Inter: a complete digital platform for users’ daily needs Leading platform that empowers loyalty and recurrence, reinforcing our flywheel

# Inter: a complete digital platform for users' daily needs

**Leading platform that empowers loyalty and recurrence, reinforcing our flywheel**



Customer base
New Users
+ Data
+ Merchants
+ Engagement
+ Transaction
+ Recurrence
+ Credit
inter
Investments
Credit
Insurance
Shopping
New features to plug-in
Day to Day Banking

+R$38.9bn Mkt. Cap
*+1,516%* Since IPO

+R$3.0bn
**InterShop GMV**
(3Q21 LTM)

+14mm
**Digital accounts**

+R$36bn
**Card TPV**
(3Q21 LTM)

3.43
**Cross-selling Index**
(3Q21)

84
**NPS**
(September/21)

## Our purpose
**Simplify** people's lives

## What we do
End-to-end seamless digital solutions with a **full product suite**

## How we do
Unrelenting **innovation DNA**

Sources: Company's Managerial Reports and Factset on October 18th, 2021

13

376.6 946.4 0.0 100.0 200.0 300.0 400.0 500.0 600.0 700.0 800.0 900.0 1000.0 3Q20 3Q21 7.3 15.9 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 3Q20 3Q21 5.2 9.2 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 3Q20 3Q21 1.0 1.8 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 3Q20 3Q21 180 683 0 100 200 300 400 500 600 700 800 3Q20 3Q21 Day to day banking Investments BRL60.3 bn AuC 3Q21 +91% YoY Credit BRL5.5 bn Credit Underwriting 3Q21 +121% YoY Demand deposits In BRL billion +77% YoY Active customers In thousand +279% YoY Active customers In million +83% YoY Credit portfolio In BRL billion +116% YoY GMV Inter Shop In BRL million +151% YoY Inter Shop Insurance BRL 22.5 mm Revenues 3Q21 +100% YoY +62.0 mm Inter Shop’s Revenue 3Q21 227%YoY Delivering stellar growth Key highlights Sources: Company’s Managerial Report and Financial Statements for 3Q21 BRL11.6 bn Card transactions 3Q21 +125% YoY 194 mm transactions 3Q21 5.6%(BRL 76 bn) of all PIX transactions in Brazil (in value) 14

What’s next Four key initiatives • Inter’s secret sauce: leverage on data intelligence – Increase credit penetration – Increase cross selling 4. Accelerate existing business • Potentialize synergies with Stone • Other Add-Ons Acquisitions 2. Strategic partnerships & M&As • App for non-account holders • Complete B2B platform • Internationalization: USEND Acquisition 3. Initiatives to exponentially boost our TAM • Future increase and diversification of investors, clients and services 1. Corporate reorganization 15

HoldFin Management Softbank Ponta Sul Free Float Treasury Shares CS: 53.32% PS: 9.43% Total: 31.44% CS: 10.42% PS: 19.63% Total: 15.01% CS: 0.28% PS: 0.56% Total: 0.42% CS: 8.10% PS: 15.99% Total: 12.03% CS: 27.71% PS: 54.31% Total: 40.97% CS: 0.18% PS: 0.09% Total: 0.13% CS: Common shares PS: Preferred shares Sources: Company’s website Controlling & Other Shareholders Inter Platform (Cayman) 100% 100% O f fshore 16 Current ownership and corporate structure

# Board of directors



### Rubens Menin T. de Souza (Chairman)

- Founder & Board Member at Banco Inter since its constitution
- Former CEO (until 2014) and Founder at MRV Engenharia
- Chairman at MRV Engenharia, LOG Commercial Properties and Urba



### José Felipe Diniz

- Managing Partner at Santa Rosa Urbanismo
- Former Vice-President of Communications at Sinduscon/MG (2003-2005)



### Cristiano Henrique Gomes

- Former CCO at Banco Inter (2011-2015)
- Senior Manager at Lloyds Bank (1982-1990)
- Former Executive Director at Banco Interatlântico (6 years)
- Former CFO at Banco Mercantil (2007-2008)



### Leonardo Guimarães Corrêa

- Treasury Director of Banco Inter and an Officer of Inter Platform
- Former Treasurer Officer at JP Morgan (1990-2000) and Treasurer Manager at Lloyds Bank (1982-1990)
- Member of Banco Pactual (2000-2003)
- Member of Perfin Administração de Recursos (2003-2006)
- Former CFO and IR Officer at MRV Engenharia (until March 2019)



### Maria Fernanda Menin

- Former Executive Legal Manager and CLO at MRV Engenharia (until 2019)
- Member of Corporate Law Committee of OAB/MG

## Independent Board Members



### Luiz Antônio França

- President at Abrainc
- Chairman at Renac
- Partner at França Participações
- Former Director of FEBRABAN (2007-2011)
- Former President of ABECIP (2007-2011)
- Former Mortgage Loan Officer (2006-2015) at Banco Itaú Unibanco
- Former Board Member at Tecnisa (2015-2017) and CNF (2007-2011)



### Thiago dos Santos Piau

- CEO at Stone Co. (since 2017)
- Former COO and CFO at Stone Co.
- Former Partner ate Arpex Capital
- Paggtaxi Founder and Partner until 2013



### Carlos Medeiros

- Partner at SoftBank Group International
- Worked for 7 years at VR Investments in NY
- Worked in Investment Banking Department at UBS in NY
- Former Senior Analyst at Constellation Asset Management



### André Maciel

- Founder Volpe Capital
- Co-Founder of 30 Knots Capital and Camino
- Former Head and Managing Director at JP Morgan (17 years)
- Former Managing Partner and Head of Brazil at SoftBank Group International

| | 2018 | 2019 | 2020 |
|---|---|---|---|
| Total Compensation (R$ 000') | 3,864 | 4,624 | 4,632 |

17

Total Compensation (R$ 000’) 2018 2019 2020 9,354 14,060 15,794 João Vitor Menin Chief Executive Officer • Banco Inter’s CEO since December 2015 • Member of the Decision- Making Council of Associação Órbi Conecta (since mid-2017) • Former Executive Officer at Banco Inter (April 2008) • Experience in financial and capital markets at Banco Inter (10 years) Alexandre Riccio Managing Director • Elected to Inter’s Executive Board in April 2015 • Former Vice President and Investor Relations Officer at Banco Inter (December 2015) • Former Superintendent of Development at Banco Inter (2013) • Former Consultant at The Boston Consulting Group (2011-2013) • Former Operations Manager at Gerdau Ameristeel (2006-2010) • Former Consultant at Falconi (2004-2006) • Worked as an entrepreneur in the sports nutrition area Helena Lopes Caldeira Chief Financial and Investor Relations Officer • Former Superintendent of Investor Relations and Financial Planning (December 2017) • Former Business Development Manager at Banco Inter (2016) • Former New Business Advisor for Grupo Ferreira Lopes (2014) • Former Fixed Income Portfolio Manager at Araújo Fontes (2009-2013) Ray Tarick Chalub Chief Operations Officer • Elected to Inter’s Executive Board in January 2019 • Former Officer at Banco Inter (January 2019), responsible for Digital Account, Means of Payment, Payroll Loan Operations and Process Operations Priscila Salles Chief Marketing & Customer Experience Officer • Elected to Inter’s Executive Board in 2019 • Former Superintendent of Marketing and CRM at Banco Inter (2018) • Former Executive Manager of Customer Relationships and Marketing at Banco Inter (2016- 2018) • Joined Banco Inter in 2011, as Head of Marketing (2011-2016) • Former Marketing Analyst at RKM Engenharia Ltda. (2009-2011) • Experience in the Institutional Communication Department at RKM Engenharia Ltda. (2009) Guilherme Ximenes Chief Technology Officer • Joined Banco in 2015, as Technology Manager • Former Project Coordinator and IT Specialist at Smiles S.A. (2012-2015) Gol Airlines (2009- 2012) • Former Systems Consultant at Accenture (2004-2009) 18 Top-notch c-level team reinforcing strong innovative culture

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

# Step by step

## Corporate Structure Today



Hottaire
Costellis
(Controlling Shareholders)
Softbank
Inter Plat.
(Cayman)
Offshore
Brazil
100%
HoldFin
Free Float B3
Banco Inter
B3 Listed

### Corporate Structure Today:

- Inter Common Shares, Preferred Shares and Units are listed on B3.
- Softbank, Hottaire(1) and Costellis(2) hold their Banco Inter Shares through Inter Platform, Inc. (a Cayman holding company).
- Immediately prior to the Closing Date, Inter Platform will not own any assets other than any proceeds raised for redemption of Cash Redeemable Shares and shares of New LLC, which will not own any assets other than shares of HoldFin, and HoldFin will not own any assets other than Banco Inter Shares

(1) The direct controlling shareholder of Inter Platform, Inc. Rubens Menin Teixeira de Souza, the controlling shareholder and chairman of Inter Platform's board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter Platform ; (2) the wholly-owned vehicle José Felipe Diniz, member of Inter Platform's board of directors and co-founder of Banco Inter, uses to hold his Inter Platform shares

20

# Step by step



Step 1: Merger of Shares
Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A Shares
Class B Shares
Inter Plat.
(Cayman)
New LLC
(Delaware)
Class A BDRs
Offshore
Brazil
Free Float B3
HoldFin
Merger of Shares
100%
Free Float B3
Banco Inter

## Merger of Shares:

- It will be implemented through a merger of shares (incorporação de ações) under the Brazilian Corporation Law.
- Each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin.
- Each Banco Inter Shareholder may elect to receive BDR Redeemable Shares or Cash Redeemable Shares.

## Exchange Ratios:

- 1 BDR = 3 (1:3) Banco Inter Shares (ON/PN)
- 1 BDR = Banco Inter Unit (1:1)
- Cash-out = R$45.84 per unit or R$15.28 per share

21

# Step by step

## Step 2: Redemption



Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A Shares
Class B Shares
Free Float US
Inter Plat.
(Cayman)
New LLC
(Delaware)
Offshore
Brazil
Free Float BDR - B3
HoldFin
Former Banco Inter Shareholders (cash out)
Redemption
100%
Free Float B3
Banco Inter
Redemption of HoldFin Redeemable Shares

### Redemption:

- Immediately after the Merger of Shares is implemented (Dec/21), HoldFin will redeem
  - (i) all of its BDR Redeemable Shares and deliver to each holder thereof one Inter Platform BDR for each BDR Redeemable Share (which may be cancelled thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares) and
  - (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

22

# Step by step


Final Structure
Softbank
Hottaire
Costellis
(Controlling Shareholders)
Class A
Shares
Class B
Shares
Free Float US
Inter Plat.
(Cayman - NASDAQ Listed)
New LLC
(Delaware)
Offshore
Brazil
100%
Free Float BDR - B3
HoldFin
100%
Banco Inter
(Non listed Company)

## Final Structure:

- Banco Inter will be an indirect wholly owned subsidiary of Inter Platform.
- Investors that did not validly exercise their Withdrawal Rights or elect to receive Cash Redeemable Shares, will become shareholders of Inter Platform (directly, through the holding of Inter Platform Class A Common Shares, or indirectly, through the holding of Inter Platform BDRs).
- The shareholders of Inter Platform will be essentially the same as the current shareholders of Banco Inter, except for those shareholders that have chosen to exercise their Withdrawal Rights or elected to receive Cash Redeemable Shares.
- The controlling shareholders of Inter, who currently exercise control through indirect ownership of a majority of Banco Inter Common Shares, will continue to control Inter's business through the ownership of Inter Platform Class B Common Shares representing the majority of the voting power in Inter Platform.

23

PWC Valuation Assessment KPMG Auditing and Accounting The objective of PWC’s work was to carry out a valuation assessment of Banco Inter in accordance with the criteria defined in applicable regulations for purposes of delisting from B3. For the purposes of ICVM 361, PWC’s work included the value calculation of Banco Inter's shares using the following methodologies: • Equity Value per Share; • Weighted Average Price of Share Quotation (“PMPCA”); and • Economic Value, calculated based on the methodologies of market multiples and comparable transactions. For the purposes of Art. 264, PWC also added the equity value calculation of Banco Inter and of Inter Platform using the discounted cash flow method (“DCF”). Controlling shareholders, management and SoftBank will not vote 1. The corporate reorganization has been discussed at a reserved meeting of only the Independent members of the Board of Directors which evaluated the terms and conditions and issued its recommendation to the other members of the Board of Directors In other words, the Corporate Reorganization has passed through the scrutiny of the independent members of the Board of Directors before its submission to the rest of the Board and to shareholders 2. Key aspects on EGM Advice from internationally renowned investment banks to assist the Board of Directors Supported by: KPMG audited the Company’s financial statements as of December 21, 2020, 2019 and 2018, included on public reports such as F-4 Luiz Antônio França Carlos Medeiros André Maciel Thiago dos Santos Piau Independent Board Members 24 Transaction follows best corporate governance practices

Inter Platform Banco Inter Class A Common Share One vote per share on all matters subject to a vote at general meetings Class B Common Share Ten votes per share on all matters subject to a vote at general meetings Any holder of Class B Common Shares may convert his or her shares at any time into Class A Common Shares on a share-for-share basis Class A and Class B shares have the same economic rights Banco Inter Common Share One vote per share in the resolutions of the Banco Inter Shareholders’ meetings Banco Inter Preferred Share Subjected to limited exceptions, preferred shares do not have voting rights. Under Nivel 2 Rules, preferred shares are entitled to one vote in the following matters: ; Transformation, merger, consolidation or spin-off of the company ; The approval of any agreements executed between the company and its Shareholder ; The valuation of assets contributed to the stock capital of the Company, in a capital stock increase ; The appointment of a valuation company or institution to determine the economic value of the company for the purposes of a mandatory tender offer ; The amendments or exclusions of bylaws provisions which eliminate or modify any of the Nivel 2 governance requirements The Inter Platform Articles of Association authorize two classes of common shares Inter Platform Class A Common Shares, and the Inter Platform Class B Common Shares 25 Comparison of shareholders’ voting rights

New structure will support Inter’s growth in Brazil and abroad • More room for additional equity offerings to raise cash for growth • According to Brazilian Central Bank regulation, the controlling shareholders must own at least 50% of the voting capital of a Brazilian bank, which limits Inter’s ability to raise new equity under current structure 1 Potential to bring an international and diversified new shareholder base with higher liquidity • Inter listing in Nasdaq may enable a large number of international investors with no mandate to invest in securities listed on B3 be inter shareholders • As one of the largest exchanges in the world, Nasdaq may provide Inter much higher liquidity than B3 • Inter will be in the same market as the most prestigious FinTech players, providing more appropriate comparables to the company 2 Explore new strategic alternatives with global potential partners • Inter will be in the spotlight for global companies to make partnerships • Inter will have a dollar denominated US listed share that could be used as currency for international deals and partnerships 3 The Transaction will improve Corporate Governance in Inter’s Platform • Upgrade in Governance standards (Nasdaq vs. Nível 2 B3) 4 26 Final considerations on the proposed transaction

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

Redomiciliation Oct Nov Dec Release of the Reorganization Material Fact 3Q21 Earnings Release First Public Filing of F-4 Call shareholders’ meeting for Transaction Approval First Publication on Newspaper (formal requirement) Shareholders’ Meeting for Transaction Approval (assuming prior declaration of effectiveness by the SEC) Investors Decision Period (Cash-out Definition) Expected closing of reorganization and beginning of NASDAQ/BDR Trading Today 28 7-Oct-21 26-Oct-21 3-Nov-21 3-Nov-21 4-Nov-21 25-Nov-21 26-Nov-21 30-Dec-21 2-Dec-21 Timetable

When and where? • Date: November 25, 2021 @ 10:00 AM (Brasília time) • The Meeting will be held exclusively digitally via the electronic system to be made available by Inter, shareholders being able to participate and vote through the electronic system How to participate? • Shareholders wishing to participate in the EGM are kindly requested to send the documents mentioned on Appendix, as applicable, to the email address: governancacorporativa@bancointer.com.br, with a copy to: ri@bancointer.com.br • Investors can vote via public power attorney, the information will be available at Banco Inter’s Investor Relations Website: ri.bancointer.com.br • Accreditation must be carried out within two (2) days before the date of the EGM, by November 23rd, 2021 (inclusive), by accessing the link https://www.tenmeetings.com.br/assembleia/portal/?id=8B6C0558705 What will be discussed? • Approve the Merger of Shares, in the context of the Corporate Reorganization • Ratify the hiring of PwC and KPMG to prepare valuation reports required by the Corporate Reorganization and approve such reports; • Validate the Merger Protocol, which contains all the terms and conditions of the Merger of Shares; • Resolve on the waiver of the tender offer for the acquisition of shares issued by Inter; • Authorize Management to take all necessary measures to implement the resolutions that may be approved at the Meeting; If approved, what will the investor receive? Who is able to participate? • All shareholders are eligible to vote on all matters stated below, including those underlying the deposit certificates issued by Inter (units) • Controlling shareholder, management and Softbank will abstain from voting In case of any questions • You may call +55 (31) 2138-7974 or email at ri@bancointer.com.br • Alternatively, you may also reach out to Morrow Sodali who is acting as Inter’s global proxy solicitor for this EGM 29 • Option a: One Inter Platform BDR for each three (1:3) Banco Inter Shares (ON/PN) and one Inter Platform BDR for each one Banco Inter Unit (1:1) • Option b: if elected to receive Cash Redeemable Shares will receive a cash payment in the amount of R$45.84 per unit or R$15.28 per share + CDI from end of election period until closing; • The Decision period is from Nov/26 ending on Dec/02 • If a shareholder fails to exercise the cash-out option in the decision period, do not comply with the procedures to be disclosed by Inter for the exercise of such options or, further, do not exercise the withdrawal right, it will be assumed that the BDRs option was chosen • Following closing date, fractions stocks held by Investors will be converted into BDRs, made whole, sold by Inter in B3 and cash proceeds delivered to each shareholder pursuant to their fractional interest Banco Inter’s EGM information

Shareholders to participate in the EGM Reorganization are kindly requested to send the below documents, as applicable to Inter email address: governancacorporativa@bancointer.com.br , with a copy to: ri@bancointer.com.br (i) copy of the statement issued by the depository financial institution of the book-entry shares issued by the Inter owned by the respective shareholder, containing the indication of the respective shareholding, dated at most 2 (two) days prior to the date of the EGM Reorganization; (ii) in the case of shareholders participating in the Fungible Custody of Registered Shares, a statement containing their res pective shareholding position, issued within 2 (two) business days prior to the date of the EGM Reorganization (which will not be accepted as proof of shareholding position documents that evidence transactions not settled and reflected in the competent statements of the depositary financial institution of the book-entry shares issued by Inter); (iii) in the case of an individual shareholder, an original or certified copy of an identification document, legally recognized as such, with a recent and valid photo, if there is an applicable validity period; (iv) in the case of a legal entity shareholder, a certified copy of the updated articles of incorporation or articles of association, of the act that invests the representative with sufficient powers for representation within the scope of the EGM Reorganization, duly registered with the competent bodies, accompanied by their respective publications, and the identity document with a photo of the legal representative; (v) in the case of an investment fund shareholder, a certified copy of the last consolidated regulation of the fund and the bylaws or articles of association of its administrator and/or manager (as applicable in accordance with the fund's constitutive documents), corporate documents proving the representation powers and identity document with photo of the legal representative. With regard to the above documents, the following formalities must be observed: a) the following identity documents will be accepted: (a) General Registry Identity Card (RG); (b) Alien Registration Identity Card (RNE); (c) Passport; (d) Class Organ Card as a civil identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (e) National Driver's License with photo (CNH); b) for the purposes of the documents provided for in item (iv) above, statutes and articles of association will be accepted, in a certificate issued by the respective registration body, a simple copy of the original, provided that it is accompanied by the original certificate issued by the registration body or its certified copy, attesting the registration of the document or certified copy of the registered act; and (ii) specifically in relation to the act that invests the representative with powers to vote on behalf of the foreign shareholder legal entity, if it is a private power of attorney, he must observe the procedure set forth in item 7 below. If such act corresponds to a board of directors meeting, the shareholder must provide in advance proof of filing and publication of the act in the competent registry; c) in the case of legal entities with representatives who are not appointed in the articles of association or with any appointment procedure by separate act, the shareholder must prove the validity of the appointment by providing proof of the filing of the act in the competent registry; and d) in the case of investment funds, the representative must prove his/her capacity as a manager and/or administrator (as applicable in accordance with the fund's constitutive documents) or as a duly appointed attorney-in-fact, in accordance with the applicable legislation . The power of attorney must be granted by the shareholder in accordance with the formalities described in “Proposta da Administração” document (Banco Inter | Arquivamentos) and be sent to Inter as in the same procedures described above with up to 2 (two) days in advance of the EGM Reorganization so that the voting instructions can be rendered by the attorney at the AGE Reorganization Inter requests that, in order to better organize the EGM Reorganization, the documents required above are, if possible, sent by the shareholder up to 5 (five) calendar days prior to the date of the EGM Reorganization 30 Mandatory documents to join the EGM

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

EGM for Transaction Approval • Extraordinary General Meeting called by the Company to vote on the approval of the Transaction November 25th , 2021 Press release: Minutes of the EGM • Initial term for Cash-Out decision and Withdrawal rights November 26th , 2021 Period for exercising the Withdrawal Rights • 30 days period after publication of Minutes of the EGM on Newspapers November 26th , 2021 – December 27th , 2021 November 26th , 2021 – December 2nd, 2021 Investor decision period for Cash-Out • 5 business days for Cash-Out Decision after release of Minutes of the EGM Payment of shares repurchased as a result of the Withdrawal Rights exercise • Payment is expected to be concluded on December 28th , 2021 December 28th , 2021 Payment of shares redeemed in cash • Payment is expected to be concluded on December 28th , 2021 December 28th , 2021 Closing Date • Settlement of BDRs December 30th , 2021 Cancellation of BDRs for Shareholders who want to receive Class A Shares • Any time after Closing • From December 29th , 2021 to January 29th , 2022, no cancellation fee will be charged December 30th , 2021 – January 28th , 2022 32 Key dates

BDRs • Inter shareholders who wish to receive BDRs will not need to fill out any specific form. Inter shareholders who wish to directly hold Class A Shares, after receiving the BDRs backed by Class A Shares, may dismantle them at any time, in order to receive Class A Shares upon instructions given to B3 through their respective custody agents , pursuant to the regulation of B3. If a shareholder fails to exercise the cash-out option in the decision period, do not comply with the procedures to be disclosed by Inter for the exercise of such options or, further, do not exercise the withdrawal right, it will be assumed that the BDRs option was chosen Cash-Out 33 • The Cash Redemption Report (as defined below) determined an amount of R$15.28 per Inter common and/or preferred share or R$45.84 per Inter Unit + CDI from end of election period and payment date (“Cash Redemption Price”). • The Inter Shareholder who wishes to opt for the Cash-Out Option must, during the Investor Decision Period: (i) for shareholders whose shares are held in custody by an institution associated with B3, make such option through B3's own system, and , to that end, contact the institution in which their shares are held in custody to determine the procedures required by that institution; or (ii) for shareholders whose shares are registered directly with Banco Bradesco SA, bookkeeping agent for the shares issued by Inter (including units), follow specific procedures to be disclosed in time. • HoldFin and Inter Platform are negotiating with Brazilian financial institutions the final terms of a debt financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold (R$2.0 billion) Investor Decision Period will take place from November 26th to December 2nd

Agenda Executive summary 1 Transaction structure 3 About Inter 2 Next steps 4 Once the transaction is approved 5 Appendix 6

# Banco Inter S.A. share capital & voting rights

| Ownership Breakdown | Common Shares | Preferred Shares | Total | Stake |
|---|---|---|---|---|
| Controlling Shareholders | 689,565,372 | 121,155,966 | 810,721,338 | 31.44% |
| Management | 3,626,997 | 7,254,097 | 10,881,094 | 0.42% |
| SoftBank | 134,732,511 | 252,307,308 | 387,039,819 | 15.01% |
| Ponta Sul | 104,704,767 | 205,453,791 | 310,158,558 | 12.03% |
| Stone | 85,904,689 | 42,726,062 | 128,630,751 | 4.99% |
| Free Float | 272,491,795 | 655,218,708 | 927,710,503 | 35.98% |
| **Total (ex-treasury)** | **1,291,026,131** | **1,284,115,932** | **2,575,142,063** | **99.87%** |
| Treasure Shares | 2,347,560 | 1,114,020 | 3,461,580 | 0.13% |
| **Total** | **1,293,373,691** | **1,285,229,952** | **2,578,603,643** | **100.00%** |

**Common Shares**

Full voting rights

**Preferred Shares**

Restricted voting rights entitled to the following matters:

- Company transformation, incorporation, merger or split
- Approval of contracts between the company and its controlling shareholders or other companies in which the controlling shareholders are interested; only if it is subject to meetings' decision
- Valuation of assets that contribute to capital increase
- Choose of a specialized firm to determine the economic value of the company, as required by the Level 2 Corporate Governance Differential Practices Regulation (B3)

**Units**

- 1 common share + 2 preferred shares
- Most liquid Banco Inter Equity security
- Voting right equivalent to 1 common share

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# Inter Platform share capital & voting rights[1]

| Ownership Breakdown | Class A | Class B | Total | Stake |
|---|---|---|---|---|
| Controlling Shareholders | 0 | 233,240,444 | 233,240,444 | 28.59% |
| Management | 3,627,031 | 0 | 3,627,031 | 0.44% |
| SoftBank | 129,013,273 | 0 | 129,013,273 | 15.81% |
| Ponta Sul | 33,000,000 | 0 | 33,000,000 | 4.04% |
| Free Float | 415,869,922 | 0 | 415,869,922 | 50.97% |
| **Total (ex-treasury)** | **581,510,226** | **233,240,444** | **814,750,670** | **99.86%** |
| Treasury Shares | 1,153,860 | 0 | 1,153,860 | 0.14% |
| **Total** | **582,664,086** | **233,240,444** | **815,904,530** | **100.00%** |

**Class A**

- One vote per share on all matters subject to a vote at general meetings

**Class B**

- Ten votes per share on all matters subject to a vote at general meetings.
- Any holder of Class B Common Shares may convert his or her shares at any time into Class A Common Shares on a share-for-share basis

**General Considerations**

- Two classes of Common Shares: Class A and Class B
- If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter Platform, except for the shareholders that exercise Withdrawal Rights or elect to receive Cash Redeemable Shares
- The number and distribution of shares in the two classes will be defined upon Proposed Transaction conclusion

Note: (1) After the Proposed Transaction assuming that no Banco Inter Shareholder elects to receive Cash Redeemable Shares. Assuming that on the Closing Date each Banco Inter Shareholder will have the same number of Banco Inter shares it has on the date of this prospectus

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Further information on ri.bancointer.com.br. Investors are able to view the example above and other key information about the EGM in “Proposta da Administração” published on November 2nd, 2021 37 Power of Attorney